June 14, 2005

      Mail Stop 4561

Robert R. Black, Sr.
Chief Executive Officer and Manager
Virgin River Casino Corporation, RBG, LLC and
B & BB, Inc.
911 North Buffalo, Suite #201
Las Vegas, Nevada 89128

Re:	Virgin River Casino Corporation, RBG, LLC and B & BB, Inc.
	Amendment No. 2 to Form S-4
	File No. 333-123179


Dear Mr. Black:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors

Past Breach of Credit Facility Covenants-We have breached certain covenants of our previous credit facility, page 28
1. We note your response to Comment 3. You state that your "previous breaches of certain covenants of the Original Credit Agreement do not affect [your] ability to obtain waivers of breaches under our new senior secured credit facility." It is not clear whether this is your opinion or whether your lender has advised you of the above statement. In addition, the language serves to mitigate the risk you are discussing and should be removed.
Certain Relationships and Related Transactions, page 72
2. On page 73, you note that you "paid Mr. Black management fees in the amount of $230,000, $5,000 and $0 for the fiscal years ended December 31, 2002, 2003 and 2004, respectively." You also state that you "have recorded an estimated liability of $288,000 associated with his management fee at March 31, 2005." Please revise to state how these fees are determined and why there has been such a large increase to date in 2005.

Accounting Treatment, page 84

3. We are still unclear of your basis in GAAP for capitalizing costs
incurred with third parties directly related to the offering. On page 6 of your filing you indicate that you are "offering to exchange up to $125.0 million aggregate principal amount of new senior notes
and up to $66.0 million aggregate principal amount at maturity of new
senior subordinated notes for an identical principal amount of the applicable old notes." Please explain to us how you are applying the guidance in EITF 96-19 with respect to the exchange transaction. Alternatively, explain to us how you have concluded that EITF 96-19 is not applicable and your basis in GAAP for capitalizing any issuance costs. Cite any relevant accounting literature in your response.

Financial Statements

1. Basis of Presentation and Background, page F-8

4. We have considered your response to comment 12 and continue to believe that you do not appear to meet the exceptions in paragraph
(f) of Rule 3-10 of Regulation S-X to provide modified financial information. As such you should provide the information required by paragraph (a)(1) of Rule 3-10 for each issuer. Further, your presentation of your primary financial statements on a combined basis does not appear to comply with Rule 3-01 of Regulation S-X.
Please
revise accordingly.

3. Purchase of Equity Interest, page F-16

5. We have considered your response to our prior comment 15 and the related revisions to your disclosure. We are unsure how you have met the requirement of paragraph 51(b) of SFAS 141 to describe the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please show us how you have met this requirement or revise your disclosure accordingly.

11. Commitments and Contingencies, page F-24

6. We have considered your response to our prior Comment 16.
Based
on your response, we are still unsure how you considered your continuing involvement in the property when concluding that it was appropriate to recognize the entire $1.3 million gain on termination in the current period. Additionally, explain to us how you considered the phased termination of the lease when concluding that it was not necessary to defer any portion of the gain. In your response, also advise what consideration was given to paragraph 29 of
SFAS 13 which provides that the accounting for leases between related parties be modified as necessary to recognize the economic substance rather than legal form. In this regard, while we note that Mr. Black`s interest was only 2.8%, you have disclosed elsewhere that he was the managing member of MDW which would imply that he would have significant influence over the LLC under paragraph 5(a) of SFAS 13.

7. We have reviewed your response to our prior comment 17. We are still unsure how you arrived at the conclusion that you were not the primary beneficiary of the transaction given the related party interests involved, your obligation to support MDW`s share of the operating expenses of the project, and the disproportionate split of proceeds during the advancement period. Please expand on your response to provide a more thorough description of how you considered these factors in determining that you were not the primary beneficiary of the transaction.

Part II

Undertakings, page II-2
8. Please revise your undertakings section to include the undertakings required by Item 512(g) of Regulation S-K. In addition, please remove the 430A undertaking since this offering is not permitted by Rule 430A under the Securities Act of 1933.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Sherwood Cook, Esq. (via facsimile)
      Kummer Kaempfer Bonner & Renshaw



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Robert R. Black, Sr.
Virgin River Casino Corporation; RBG, LLC and B&BB, Inc.
June 14, 2005
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